UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                   Amendment No. 9

                      Under the Securities Exchange Act of 1934



                               TAYCO DEVELOPMENTS, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                       Shares of Common Stock  - $.05 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     876791-10-4
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    August 6, 2002
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 9

          CUSIP NO. 876791-10-4

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                          (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       10,200
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              10,200

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               10,200

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____















          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.030%

          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 876791-10-4

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               Jane D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                          (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       -0-
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              -0-

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               -0-

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.000%














          14.  TYPE OF REPORTING PERSON*

               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 9

          INTRODUCTION

               The acquisition of shares ("Shares") of common stock of Tayco Developments, Inc. (the "Issuer") was previously reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on August 14, 1998, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on July 12, 2000, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on October 5, 2000, as amended by Schedule 13D Amendment No. 3, which was filed with the Securities and Exchange Commission on January 3, 2001, as amended by Schedule 13D Amendment No. 4, which was filed with the Securities and Exchange Commission on June 5, 2001, as amended by
          Schedule 13D Amendment No. 5, which was filed with the Securities and Exchange Commission on February 8, 2002, as amended by
          Schedule 13D Amendment No. 6, which was filed with the Securities and Exchange Commission on March 19, 2002, as amended by Schedule 13D Amendment No. 7, which was filed with the Securities and Exchange Commission on June 20, 2002, as amended by Schedule 13D Amendment No. 8, which was filed with the Securities and Exchange Commission on July 11, 2002. Two of the cover pages of the
          Schedule 13D are hereby further amended to read as shown in this Amendment No. 9. Item 5 of the Schedule 13D is hereby further amended to read as shown in this Amendment No. 9. All other cover pages and Items remain unchanged from the previous Schedule 13D, as amended, and are incorporated herein by reference.

               NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a)  The Reporting Persons hereby report beneficial














         ownership, in the manner hereinafter described, of 38,000 shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          Brent D. Baird                    10,200 (2)           1.030%

          The Cameron Baird                      3,800            .384%
          Foundation

          Jane D. Baird                              0           0.000%


          Anne S. Baird                         24,000           2.424%
                                                ______            _____

                                 TOTAL          38,000           3.838%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 990,213 Shares.

             (2) Brent D. Baird holds 1,700 of such shares in his own name and 8,500 of such shares in his retirement plan.


          (b) For each person named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following sales of the Shares was effected during the past sixty days:



                                                        Price/Share (in
           Sale In The Name               Number of     Dollars Commissions
                  Of           Date       Shares        not included)






















          Brent D. Baird     7/16/02       1,500        2.75
                             7/24/02       2,000        2.75
                             7/25/02       2,000        2.75

          Jane D. Baird      7/26/02       2,000        3.00
                             7/29/02       1,500        3.10
                             8/6/02        5,000        3.00
                             8/7/02        2,500        3.00
                             8/15/02       4,000        2.95


          These transactions were effected through open-market sales.

          (d) Not applicable

          (e) The date on which the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares was August 6, 2002.

                                      SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 27th day of August, 2002.



          Brent D. Baird and Jane D. Baird

          By: s/Brian D. Baird
               Brian D. Baird; as Attorney-in fact*


          * Powers of attorney has been previously filed with the Securities and Exchange Commission.